                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                           Darling International Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    237266101
                                   ----------
                                 (CUSIP Number)

                                 Jacques Busquet
                         CREDIT LYONNAIS NEW YORK BRANCH
                           1301 Avenue of the Americas
                            New York, New York 10019
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 13, 2002
        ----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box:
[ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D



CUSIP No.  237266101


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      1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Credit Lyonnais New York Branch            13-2674617
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      2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP           (a) [ ]
                                                                        (b) [X]


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      3      SEC USE ONLY


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      4      SOURCE OF FUNDS

                    OO(1)
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      5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)

                    [ ]
--------------------------------------------------------------------------------
      6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Republic of France
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                               7     SOLE VOTING POWER

                                        4,359,141
           NUMBER OF         ---------------------------------------------------
             SHARES            8     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                    0
              EACH           ---------------------------------------------------
           REPORTING           9     SOLE DISPOSITIVE POWER
             PERSON
              WITH                      4,359,141
                             ---------------------------------------------------
                              10     SHARED DISPOSITIVE POWER

                                        0
--------------------------------------------------------------------------------
               11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
                             REPORTING PERSON

                                         4,359,141(2)
--------------------------------------------------------------------------------
               12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]


--------------------------------------------------------------------------------
               13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                         7%(2)
--------------------------------------------------------------------------------
               14            TYPE OF REPORTING PERSON

                                         BK
--------------------------------------------------------------------------------


(1) Credit Lyonnais New York Branch obtained Common Stock in exchange for canceling indebtedness owed to it by Darling International Inc., a Delaware corporation (the "Issuer") under the terms of the Recapitalization Agreement dated as of March 15, 2002, as amended, among the Issuer, Credit Lyonnais New York Branch, as Agent and each of the other Banks (defined below) party thereto (the "Recapitalization Agreement") (See Exhibits 1, 2 and 3).

(2) In connection with the closing of the Recapitalization Agreement on May 13, 2002, the Banks received varying amounts of Common Stock (defined below) based on the percentage of debt held by each Bank. Collectively, the Banks received 75% of the Common Stock of the Issuer and individually Credit Lyonnais New York Branch received 7% of the outstanding Common Stock as of May 13, 2002. In addition, the Banks received varying amounts of preferred stock (non-voting and non-convertible). Credit Lyonnais New York Branch disclaims beneficial ownership of all Common Stock that is beneficially owned by PPM America Special Investments Fund, LP, Daple, SA, PPM America Special Investments CBO II, LP, Bank One N.A., Credit Agricole Indosuez, Wells Fargo Bank (Texas) National Association, Ark CLO 2000-1, Limited, Cerberus Partners, L.P., and Avenue Special Situations Fund II L.P. (collectively the "Banks") and the filing of this Schedule 13D shall not be construed as an admission that Credit Lyonnais New York Branch is a member of a group with any of the Banks.

Item 1. Security and Issuer.

     This Statement on Schedule 13D relates to the common stock, $0.01 par value per share, of the Issuer (the "Common Stock"). The address of the Issuer's principal executive offices is 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038.

Item 2. Identity and Background.

     Credit Lyonnais New York Branch is a branch licensed under the laws of the State of New York of Credit Lyonnais, a French Banking Corporation.

     The principal business address is 1301 Avenue of the Americas, New York, New York 10019.

     The Board of Directors of Credit Lyonnais are Jean Peyrelevade, Marc Bue, Diethart Breipohl, Gerard de La Martiniere, Jean Laurent, Christian Merle, Axel von Ruedorffer, Gonzalo Terreros, Rene Barbier de la Serre, Philippe Camus, Francis Mer, Jean-Pierre Rosso, Jean-Philippe Cotis, Jean-Pierre Jouyet, Arlette Murie-Salvo, Jacky Hortaut, Sylvain Robin, Claude-Max Vieu and Pierre Bastide. The executive officers of Credit Lyonnais are Dominique Ferrero, Chief Executive, Patrice Durand, Deputy Chief Executive, Alain Papiasse, Deputy Chief Executive, Jerome Brunel, Yves Perrier. The executive officers of Credit Lyonnais New York Branch are Jean-Marc Moriani, Chief Executive Officer, Jacques Busquet, Executive Vice President and Philippe Soustra, Executive Vice President.

     The principal business of Credit Lyonnais New York Branch is banking.

     During the past five years, none of Credit Lyonnais New York Branch, Credit Lyonnais or any other person named in this Item 2 have been convicted in a criminal proceeding or been a party to a civil proceeding, in either case of the type specified in Items 2(d) or (e) of Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

     Under the terms of the Recapitalization Agreement, the holders of bank debt, including Credit Lyonnais New York Branch, collectively obtained, among other consideration, 75% of the Common Stock in exchange for releasing a portion of the obligations and indebtedness owed by the Issuer to the Banks under an Amended and Restated Credit Agreement dated effective as of January 22, 1999, as amended. In connection with the Recapitalization Agreement, Credit Lyonnais New York Branch received 7% of the Common Stock on May 13, 2002.

Item 4. Purpose of Transaction.

     The Issuer's existing credit facility with the Banks matured on June 30, 2001, at which time the principal and interest became due and payable and the Issuer defaulted on the payment. The Banks agreed to: (i) waive the existing defaults, (ii) exchange a portion of the obligations and indebtedness owed by the Issuer to the Banks under the existing credit agreement for certain capital stock of the Issuer and (iii) amend and restate the existing credit agreement with respect to the remaining obligations and indebtedness of the Issuer to the Banks under the existing credit agreement and add certain new commitments from certain of the Banks to provide additional revolving credit to the Issuer.

     Credit Lyonnais New York Branch presently does not have any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

    As of May 13, 2002, Credit Lyonnais New York Branch beneficially owned 4,359,141 shares of Common Stock(1) (or approximately 7% of the outstanding Common Stock) of the Issuer. Credit Lyonnais New York Branch and the other Banks owned Common Stock as follows:




                                               Sole          Shared         Sole           Shared              % of
                                              Voting         Voting      Dispositive     Dispositive           Common
                                              Power           Power         Power           Power              Stock
                                              ------         ------      -----------     -----------           -----

Credit Lyonnais New York Branch              4,359,141             0       4,359,141               0                7

PPM America Special Investments Fund,       10,522,770             0      10,522,770               0             16.9
LP

Daple, SA                                      719,940             0         719,940               0              1.1

PPM America Special Investments CBO          6,659,897             0       6,659,897               0             10.7
II, LP

Bank One N.A.                                6,434,923             0       6,434,923               0             10.3

Credit Agricole Indosuez                     2,075,782             0       2,075,782               0              3.3

Wells Fargo Bank (Texas) National                  363             0             363               0      Less than 1
Association

ARK CLO 2000-1 Limited                       1,037,891             0       1,037,891               0              1.7

Cerberus Partners, L.P.                      8,355,849             0       8,355,849               0             13.4

Avenue Special Situations Fund II L.P.       6,538,530             0       6,538,530               0             10.5
                                            ----------                    ----------                      -----------
TOTAL                                       46,705,086                    46,705,086                               75

     (c) None, other than as set forth herein.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     Pursuant to the Recapitalization Agreement, Credit Lyonnais New York Branch entered into an Amended and Restated Credit Agreement (see Exhibit 4) and a Registration Rights Agreement (see Exhibit 5) with the Issuer and the Banks listed in Item 5. However, there are no written or unwritten agreements or understandings among the Banks listed in Item 5 which deal with the holding or sale of the Issuer's stock or voting the Issuer's stock.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 The Recapitalization Agreement dated as of March 15, 2002, by and among Darling International Inc., Credit Lyonnais New York Branch and other Banks. (see Annex C to DEF 14A filed 04/29/02 by Darling International Inc. (excluding exhibits and schedules) incorporated herein by reference).



--------

(1) Credit Lyonnais New York Branch disclaims beneficial ownership of all Common Stock that is beneficially owned by the other Banks and the filing of this
Schedule 13D shall not be construed as an admission that Credit Lyonnais New York Branch is a member of a group with the other Banks.

Exhibit 2 The First Amendment to the Recapitalization Agreement effective as of April 1, 2002, among Darling International Inc., Credit Lyonnais New York Branch and other banks. (see Annex D to DEF 14A filed 04/29/02 by Darling International Inc. (excluding exhibits and schedules) incorporated herein by reference).

Exhibit 3 The Second Amendment to the Recapitalization Agreement effective as of April 29, 2002, among Darling International Inc., Credit Lyonnais New York Branch and other banks.

Exhibit 4 The Amended and Restated Credit Agreement dated May 10, 2002, by and among Darling International Inc., Credit Lyonnais New York Branch and other banks.

Exhibit 5 Registration Rights Agreement dated May 10, 2002, by and among Darling International Inc., Credit Lyonnais New York Branch and other banks.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2002

                                         CREDIT LYONNAIS NEW YORK BRANCH

                                         By:      /s/  Jacques Busquet
                                         Name:    Jacques Busquet
                                         Title:   Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT
NUMBER                                DESCRIPTION
-------                               -----------
  1            The Recapitalization Agreement dated March 15, 2002, by and among
               Darling International Inc., Credit Lyonnais New York Branch and
               other banks (see Annex C to DEF 14A filed 04/29/02 by Darling
               International Inc. (excluding exhibits and schedules)
               incorporated herein by reference).

  2 The First Amendment to the Recapitalization Agreement effective as of April 1, 2002, among Darling International Inc., Credit
               Lyonnais New York Branch and other banks. (see Annex D to DEF 14A filed 04/29/02 by Darling International Inc. (excluding exhibits and schedules) incorporated herein by reference).

  3 The Second Amendment to the Recapitalization Agreement effective as of April 29, 2002, among Darling International Inc., Credit
               Lyonnais New York Branch and other banks.

  4 The Amended and Restated Credit Agreement dated May 10, 2002, by and among Darling International Inc., Credit Lyonnais New York
               Branch and other banks.

  5            Registration Rights Agreement dated May 10, 2002, by and among
               Darling International Inc., Credit Lyonnais New York Branch and other banks.